UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

QUEENSLAND TREASURY CORPORATION

(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA

(co-registrant)

(names of registrants)

Date of end of last fiscal year:

June 30, 2022

SECURITIES REGISTERED

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Global A$ Bonds	A$—	None (1)
Medium-Term Notes	US$—	None (1)

(1)	This Form 18-K/A is being filed voluntarily by the registrant and co-registrant.

Names and addresses of persons authorized to receive notices and communications on behalf of the registrants from the Securities and Exchange Commission:

Leon Allen Chief Executive Officer Queensland Treasury Corporation Level 31, 111 Eagle Street Brisbane, Queensland 4000 Australia	Michael Carey Under Treasurer of the State of Queensland Level 38, 1 William Street Brisbane, Queensland 4000 Australia

EXPLANATORY NOTE

The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto as Exhibit (c)(xii) Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2023, as Exhibit (c)(xiii) New Under Treasurer of Queensland and Changes to Queensland Treasury Corporation’s Capital Markets Board, State Investment Advisory Board and Executive Leadership Team and as Exhibit (g)(ii) the consents of Mr. Leon Allen, Chief Executive Officer, Queensland Treasury Corporation; Mr. Damien Frawley, Chair, Queensland Treasury Corporation; and Mr. Brendan Worrall, as Auditor-General, State of Queensland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 5th day of October, 2023.

QUEENSLAND TREASURY CORPORATION

By:	/s/ Leon Allen
	Name:	Leon Allen
	Title:	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia, on the 5th day of October, 2023.

GOVERNMENT OF QUEENSLAND

By:	/s/ Dennis Molloy
on behalf of
	Name:	The Honourable Cameron Dick MP
	Title:	Treasurer and Minister for Trade and Investment

INDEX TO EXHIBITS

Exhibit (c)(xii) –	Queensland Treasury Corporation Annual Report for the Fiscal Year Ended June 30, 2023.

Exhibit (c)(xiii) –	New Under Treasurer of Queensland and Changes to Queensland Treasury Corporation’s Capital Markets Board, State Investment Advisory Board and Executive Leadership Team.

Exhibit (g)(ii) –	Consents.